UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number 001-34667

SEADRILL LIMITED

Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441) 295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the earnings release of Seadrill Limited (the "Company"), announcing the Company's results for the third quarter ended September 30, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SEADRILL LIMITED
(Registrant)

Dated: November 30, 2015	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

 Seadrill Limited (SDRL) - Third quarter 2015 results

November 24, 2015 - Seadrill Limited ("Seadrill" or "the Company"), a world leader in offshore deepwater drilling, announces its third quarter results for the period ended September 30, 2015.

Highlights
•	Revenue of $985 million
•	EBITDA[1] of US$546 million
•	92% economic utilization[2]
•	Excluding non-recurring items and non-cash mark to market movements on derivatives, Net Income[3] of $136 million and earnings per share of $0.21
•	Reported Net loss of $1.9 billion and diluted loss per share of $3.70, primarily due to $1.8 billion of non-cash impairment charges to investments and goodwill. $1.1 billion relates to the write-down to fair value of investments in Seadrill Partners, the initial recognition of which resulted in a non-cash gain on deconsolidation of $2.3 billion in January 2014.
•	The Seadrill Group[4] achieved 93% economic utilization
•	Seadrill Group orderbacklog of approximately $12.0 billion

	Seadrill Limited
Figures in USD million, unless otherwise indicated	Q3 2015 As Reported	Q3 2014 As Reported	% change	Q3 2015 Underlying*	Q3 2014 Underlying*	% change
Revenue	985	1,293	(24)%	985	1,120	(12)%
EBITDA	546	635	(14)%	546	546	—%
Margin (%)	55%	49%		55%	49%
Operating (loss)/income	(291)	461	(163)%	354	375	(6)%
Net Debt	10,178	13,128	(22)%	10,178	11,971	(15)%

* Underlying is defined as reported results, adjusted for certain non-recurring items and other exclusions as discussed in the Appendix 1. These numbers are reconciled to the US GAAP reported results for corresponding periods in the Appendix.

Commenting today, Per Wullf, CEO and President of Seadrill Management Ltd., said:
"We have had a strong operating quarter and we continue to make good progress on our cost savings program.  Our discussions with the shipyards continue to be constructive regarding deferrals.

We believe that market conditions are likely to remain challenging through 2016 and the coming quarters will provide insight into the 2017 environment.  It is important to recognize that we are in a cyclical business.  The longer this downturn lasts, the more robust the recovery will be when it happens.  Seadrill is in a position to capitalize on the upturn with the the most modern fleet and world class operations."

--------------------------------------
1 EBITDA is defined as 'Earnings Before Interest, Tax, Depreciation and Amortization'  and has been calculated by taking operating profit plus depreciation and amortization but excluding gains or losses on disposals and impairment charges against goodwill. Contingent consideration realized relates to Seadrill's ongoing residual interest in the West Vela and West Polaris customer contracts, and has been included within EBITDA.
2 Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days in the period.
3 Net income excluding non-recurring items and non cash mark to market investments on derivatives is reconciled to US GAAP net loss in Appendix 1.
4 Seadrill Group is defined as all companies currently consolidated into Seadrill Limited plus Seadrill Partners and SeaMex.

Impairments
The Company has recognized $1.8 billion of non-cash impairment charges during the period.

Investments:
Under US GAAP the Company is required to determine whether a decline in the value of its marketable securities and equity method investments represents an 'other than temporary impairment'.  Due to the prolonged lower share prices of certain investments, we have recognized the following impairment charges:

Seadrill Partners:
In the first quarter of 2014, the Company deconsolidated Seadrill Partners ("SDLP") and recognized a non-cash gain of $2.3 billion.  Since October 2014, the Seadrill Partners' share price has fallen from $30 to $9.40 at September 30, 2015, which is determined to be 'other than temporary' in nature.  As such, we have recognized a non-cash impairment charge of $1.1 billion, which effectively represents a reversal of a portion of the non-cash gain on deconsolidation due to a change in market conditions.

SapuraKencana:
We have also recognized an 'other than temporary impairment' of the marketable securities held in Sapura Kencana, which has resulted in a non-cash impairment charge of $167 million.

Goodwill:
As a result of the deteriorating environment and continued market uncertainty the Company has performed an impairment test on Goodwill which has resulted in a non-cash impairment charge of $563 million related to the floater business.  The Company no longer retains Goodwill on its balance sheet following this impairment.

Sequential Financial Results Overview

	Seadrill Limited
	Q3 2015 As Reported	Q2 2015 As Reported	% change	Q3 2015 Underlying*	Q2 2015 Underlying*	% change
Revenue	985	1,147	(14.1)%	985	1,097	(10.2)%
EBITDA	546	651	(16.1)%	546	616	(11.4)%
Margin (%)	55%	57%		55%	56%
Operating (loss)/income	(291)	384	(175.8)%	354	429	(17.5)%
Net Debt	10,178	10,563	(3.6)%	10,178	10,563	(3.6)%

* Underlying is defined as reported results, adjusted for certain exclusions as discussed in the Appendix I. These numbers are reconciled to the US GAAP reported results for corresponding periods in the Appendix.

Revenues of $985 million for the third quarter 2015 were down compared to $1.1 billion in the second quarter of 2015 due to:
- A full quarter of operations on the West Tellus, West Carina and West Tucana
- Increased idle time on the West Eminence, West Eclipse, West Venture, West Vigilant and West Leda.
- The West Mischief being in between contracts.
- Dayrate reductions on the West Phoenix, West Pegasus and West Ariel.
- West Gemini 5 year survey
- No contribution from the West Polaris following sale to Seadrill Partners during the second quarter

The reductions to revenue were partially offset by higher contingent consideration received from Seadrill Partners units, the West Vela and West Polaris.  Under the terms of the purchase and sale agreements for these two units, Seadrill Limited is entitled to a portion of the dayrate received.

Reported net operating loss for the quarter was $291 million.  Excluding non-recurring items, underlying net operating income was $354 million after adjusting for $563 million of goodwill impairment and $82 million primarily related to the loss on disposal of the West Mira, compared to underlying net operating income of $429 million in the preceding quarter.  The reduction in underlying net operating income reflects the the lower revenue in the quarter, partially offset by improvements in operating efficiency and corporate overhead.

Excluding the investment impairment of $1.3 billion, net financial and other items for the quarter resulted in a loss of $301 million  compared to a gain of $84 million in the previous quarter.  The main changes relate to the revaluation of the derivative hedge book both at Seadrill and Seadrill Partners and a $40 million write down of the Archer loan receivable.

Income taxes for the third quarter were $34 million, a decrease of $11 million from the previous quarter primarily due to a deferred tax benefit related to changes in Nigerian tax law, partially offset by higher return-to-provision adjustments.

Reported net loss for the quarter was $1.9 billion representing basic and diluted loss per share of $3.70.  Excluding non-recurring items and non-cash mark to market movements on derivatives, underlying Net Income was $136 million and basic and diluted earnings per share was $0.21.

Balance sheet

As of September 30, 2015, total assets were $23.7 billion, a decrease of $1.5 billion compared to the previous quarter.

Total current assets decreased to $3.1 billion from $3.2 billion over the course of the quarter, primarily driven by a decrease in related party balances related to the SeaMex joint venture, a decrease in the value of marketable securities related to Seadrill Partners and SapuraKencana, offset by an increase in cash.

Total non-current assets decreased to $20.6 billion from $22.0 billion primarily due to the impairment of goodwill and investments and the cancellation of the West Mira which was removed from newbuildings.

Total current liabilities increased to $3.6 billion from $3.5 billion primarily due to an increase in trade accounts payable and the unrealized mark to market loss on derivatives.

Long-term external interest bearing debt decreased to $9.3 billion from $9.5 billion over the course of the quarter and total net interest bearing debt decreased to $10.2 billion from $10.6 billion as at June 30, 2015.  The decrease was primarily due to normal quarterly installments, partially offset by a drawdown on the $450 million jack-up facility.

Total equity decreased to $9.8 billion as of September 30, 2015 from $11.2 billion as of June 30, 2015, primarily driven by  the net loss in the period.

Cash flow
As of September 30, 2015, cash and cash equivalents were $1.2 billion, an increase of $263 million compared to the previous quarter.

Net cash provided by operating activities for the nine month period ended September 30, 2015 was $1.5 billion and net cash used in investing activities for the same period was $47 million.  Net cash used in financing activities was $1.1 billion.

Shares Outstanding
As of September 30, 2015 common shares outstanding in Seadrill Limited totaled 493,078,680 including our holding of 318,740 treasury shares.  Additionally, we had stock options for 2,571,941 shares outstanding under various share incentive programs for management and directors, of which approximately 1,026,500 are vested and exercisable.  The Company currently holds a TRS agreement with exposure to 4 million shares in Seadrill which matures on December 3, 2015, with a strike price of NOK 62.8 per share.

Operations
During the third quarter, Seadrill owned 19 floaters and 19 jack-up rigs in Northern Europe, US Gulf of Mexico, Mexico, South America, Canada, West Africa, Middle East, Southeast Asia and Australia.  Additionally Seadrill manages eleven Seadrill Partners rigs comprised of eight floaters and three tender rigs, and five jack-up rigs now owned by the SeaMex Joint Venture.  Seadrill also managed one tender rig owned by SapuraKencana.

The status of the Group's delivered rig fleet as at the end of the third quarter is as follows:
	SDRL	SDLP	Seamex	Seadrill Group
Operating floaters	14	7	0	21
Operating floaters economic utilization	90%	96%	-	91%
Idle floaters	5	1	0	6
Operating jack-ups	15	0	5	20
Operating jack-up economic utilization	98%	-	98%	98%
Idle jack-ups	4	0	0	4
Operating tender rigs	0	2	0	2
Operating tender rigs economic utilization	-	100%	-	100%
Idle tender rigs	0	1	0	1
Total operating rigs	29	9	5	43
Total operating rigs economic utilization	92%	98%	98%	93%
Total idle rigs	9	2	0	11
Total rigs	38	11	5	54

Cost Savings Program
The Seadrill Group's cost savings plan established at the beginning of 2014 continue to progress well, following approximately $250 million of cash savings realized in 2014.  During 2015, the Group expects to continue these efforts primarily by reducing or postponing spending in operating expense, G&A and capex and is now targeting cash savings for the year of approximately $600 million.

Approximately one third of the cash savings is sustainable and is comprised of headcount reductions, insurance savings, supplier discounts, travel costs and compensation adjustments.  Two thirds of the program is deferrals comprised of lower amounts allocated to operations preparation, capital expenditures and long term maintenance.  During 2016, we expect to achieve an additional $200 million in cash savings.

Newbuilding Program
Seadrill currently has 14 rigs under construction comprised of four Drillships, two Semi-submersibles, and eight Jack-ups.

Total remaining yard installments for these newbuilds are approximately $3.9 billion and $850 million has been paid to the yards in pre-delivery installments.

During the third quarter Seadrill successfully deferred or cancelled a number of its newbuild deliveries:

Seadrill exercised its right to cancel the contract for the construction of the West Mira, a sixth generation ultra-deepwater harsh environment semisubmersible drilling unit, due to the shipyard being unable to deliver the unit within the required timeframe under the contract.  Under the contract terms, Seadrill has the ability to recoup $170 million, plus accrued interest, in pre-delivery installments from the shipyard.  This amount is recognized as a claims receivable.

Sevan Drilling and Cosco agreed to exercise the first six-month option to extend the deferral agreement to April 15, 2016. Further, it has been agreed that Cosco will refund $26 million, or 5% of the contract price, plus associated interest to Sevan Drilling by December 1, 2015. The final delivery installment has been amended to $447 million, representing 85% of the $526 million contract price and can be further amended upon the expiration of the option period.  Other terms and conditions under the deferral agreement dated October 15, 2014, including termination rights, remain unchanged.

Discussions with shipyards are ongoing in regards to the delivery dates for the remaining units.

Commercial
The following commercial developments took place during the third quarter of 2015:

Seadrill was notified by Husky Oil Operations Limited of the cancellation of the 5 year drilling contract for the West Mira.  The total estimated base revenue potential was approximately $1 billion.  As stated in the Company's second quarter earnings report, due to the late delivery of the unit, the Company had tentatively agreed with Husky to reduce the dayrate on the West Mira. The construction contract was subsequently cancelled by Seadrill as the shipyard was unable to deliver the unit within the timeframe required under the contract.

Seadrill secured a new 3 year contract with Saudi Aramco for the jack-up unit West Callisto.  The total revenue potential for the new contract is approximately $136 million.

For more detailed information regarding daily rates and contract durations including escalation, currency adjustment or other minor changes to daily rates and duration profiles, see our quarterly fleet status report or news releases on our website www.seadrill.com.

Revenue Backlog
Seadrill's order backlog as of November 23, 2015 is $5.98 billion, comprised of $4.52 billion for the floater fleet and $1.46 billion for the Jack-up fleet.  The average contract duration is 21 months for floaters and 15 months for Jack-ups.

For the Seadrill Group, total order backlog is $12.00 billion

Commercial contract renegotiation discussions continue to advance with some customers and the Company continues to look toward finding commercial agreements that are beneficial to both parties in order to be better positioned for future contract awards.

Market Development
During the third quarter oil prices remained in the range of $50 and the challenging market for oilfield service companies continued. The impact of persistent low prices continues to be seen in oil companies' budgeting and spending activity with the year on year decline experienced in 2015 expected to continue in 2016.  After two significant year on year declines, there is some recovery in spending is expected in 2017, but forward visibility continues to be challenged and the timing and extent of the recovery remains uncertain.

Utilization and pricing across all market segments remains low and in many cases has drifted lower during the third quarter.  Seadrill continues to believe that this challenging market will continue through 2016.

Ultra-Deepwater Floater Market

Fixture activity in the floater market continues to be muted as oil companies focus their efforts on cutting costs and driving efficiencies through not only revised vendor pricing but also redesign and standardization of planned development programs.  In the long run, the ability to undertake developments at significantly lower hurdle rates than were thought just a few years ago will be positive for the industry as a whole.  In the current market, most successful tenders continue to see fixtures at or below cash breakeven levels.  For the most part, customer conversations remain focused on extending existing contracted assets or trade-offs between existing assets and newer assets rather than contracting new units for work.

It remains likely that the majority of units with contracts expiring in 2015 and 2016 will be unable to find reasonable follow on work.  It will be important to observe how rig owners react when faced with idle time on their units and face the choice to warm stack, cold stack or scrap units.

Over the past 14 months 44 units have been scrapped, representing more retirements than over the past 20 years combined.  Over the next 3 quarters, 27 of the 43 rigs rolling off contract are 5th generation or below units that will be challenged to find work for the foreseeable future as they are priced out of the market by more capable units. 15 or 20 year old assets require significant capital investments to remain part of the active fleet and very few rig owners will find economic justification to keep these old assets working.

Larger drilling companies with diversified fleets will find it easier to make sound economic decisions and cold stack idle rigs as each individual unit represents a smaller percentage of the overall fleet. Cold stacked units will generally require an improvement in dayrates sufficient to overcome reactivation costs before they are reintroduced into marketed supply.  Significant cold stacking activity would represent a positive development in the market, effectively reducing marketed supply and helping to stabilize utilization and pricing until a more fundamental recovery is in place.

Currently 205 rigs are working, representing 73% marketed utilization.  It is estimated that 180-200 rigs are needed in the floater fleet to maintain current decline curves.  On the assumption that no new contracts are signed the market is expected to reach this level by Q1 2016.

Currently the orderbook stands at approximately 70 units, of which 29 are Sete new builds.  A significant number of these newbuild orders have been delayed or cancelled and we expect this trend to continue.  Delayed or cancelled newbuilds will ultimately be added to the fleet, however until an improved market justifies taking deliveries, the vast majority will likely remain in the shipyards.  Between now and 2018 there is a high likelihood that there will be overall contraction in the floater fleet due to delivery delays and scrapping activity.

Despite the challenging near term market Seadrill believes that it is well positioned with a best in class fleet and strong operational performance to survive the current downturn as well as being able to take advantage of the recovery when the time is right.

Premium Jack-up Market

Tendering activity in the jack-up market continued in the third quarter, albeit at low dayrates.  The shorter term contract profile in this market lends itself to more turnover and the market has likely reached the base level of units required to maintain existing decline curves.

Globally, marketed utilization is 73%. For units built before 2006 utilization is 71% while for newer units utilization is 75%. While utilization is still far away from levels required for pricing power customers continue to demonstrate a preference for newer and more capable equipment that can provide safer and more efficient operations.

Currently there are approximately 66 idle units older than 30 years out of a total marketed fleet of 476.  Additionally there are 64 units that are rolling off contracts by the end of 2016, which are also older than 30 years. Together, these 130 rigs, or 27% of the total marketed fleet, represent prime candidates for retirement.

125 additions to the fleet are currently under construction; however a significant portion of these orders were placed by investors with little or no operating track record.  While a number of these speculators may exit projects, these units will eventually reach the market, possibly in the hands of more established companies.  The deployment of this incremental supply may be somewhat rationalized in the longer term as the more established players will likely only take delivery when economically viable.

Fourth Quarter Guidance
EBITDA is expected to be approximately $30 million less than the third quarter driven by:

•	Increased idle time on the following units relative to the third quarter:
◦	West Venture
◦	West Phoenix
◦	West Vigilant
◦	West Leda
◦	West Telesto

•	Planned SPS survey for the West Orion

Operationally, performance in the fourth quarter is strong to date with 98% utilization quarter to date.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally.  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F.

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

November 24, 2015
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd represented by:

Per Wullf:	Chief Executive Officer and President
Mark Morris:	Chief Financial Officer
John Roche:	Vice President Investor Relations

Media contacts:
Iain Cracknell
Director of Communications
Seadrill Management Ltd.
+44 (0) 2088 114700

Bell Pottinger+44 (0) 2037 722500

Appendix I

Reconciliation of certain underlying financial measures with the reported results

(in $ million)	Q3 2015
Net loss	(1,900)
Add back:
Loss on disposal	(82)
Impairment of Goodwill	(563)
Impairment of investments	(1,274)
Non-cash mark to market movements on derivatives	(117)

Net income excluding non-recurring items and non-cash mark to market movement on derivatives	136

Attributable to NCI	26
Attributable to parent	104

Basic and diluted weighted average shares in issue (million)	493

Basic and diluted EPS excluding non-recurring items and non-cash mark to market movement on derivatives ($ per share)	$0.21

(in $ million)	Q3 2015	Q2 2015	Q3 2014
Interest bearing debt
Current portion of long-term debt	1,645	1,662	1,689
Short-term debt to related party	—	—	95
Long-term debt	9,319	9,518	11,422
Long-term debt due to related parties	395	301	560
Total interest bearing debt	11,359	11,481	13,766

Cash and cash equivalents	1,181	918	638

Net interest bearing debt*	10,178	10,563	13,128

Q2 2015  and Q3 2014  net interest bearing debt has been recasted to be presented on a consistent basis.

(in $ million)	Q3 2015 As reported	Exclusions	Q3 2015 Underlying
Revenue	985	—	985
EBITDA	546	—	546
Margin (%)	55%		55%
Operating (loss)/income	(291)	(645)	354
Net Debt	10,178	—	10,178

Q3 2015 Underlying represents reported numbers adjusted for non-recurring items, for the purposes of comparability. The adjustments made are:

•	Operating (loss)/income: exclusion of goodwill impairment and loss on disposals

•	Net (loss)/income: exclusion of goodwill impairment, loss on disposals and impairment loss on investments.

(in $ million)	Q3 2014 As reported	Exclusions	Q3 2014 Underlying
Revenue	1,293	173	1,120
EBITDA	635	89	546
Margin (%)	49%		49%
Operating income	461	86	375
Net Debt	13,128	(1,157)	11,971

Q3 2014 Underlying represents reported numbers adjusted for West Vela, West Polaris, West Titania, West Oberon, West Intrepid, West Courageous and West Defender that have been disposed of by the Company since September 30, 2014, for the purposes of comparability. The adjustments made are:

•	Revenue: exclusion of contract revenue relating to rigs disposed of since September 30, 2014.

•	EBITDA: exclusion of EBITDA relating to rigs disposed of since September 30, 2014.

•	Net debt: exclusion of debt amount outstanding relating to rigs disposed of since September 30, 2014.

(in $ million)	Q2 2015 As reported	Exclusions	Q2 2015 Underlying
Revenue	1,147	50	1,097
EBITDA	651	35	616
Margin (%)	57%		56%
Operating income	384	(45)	429
Net Debt	10,563	—	10,563

Q2 2015 Underlying represents reported numbers adjusted for West Polaris that was disposed of by the Company   on June 19, 2015 for the purposes of comparability. The adjustments made are:
•	Revenue: exclusion of contract revenue relating to the West Polaris which was disposed of on June 19, 2015
•	EBITDA: exclusion of EBITDA relating to the West Polaris and related loss on disposal, being a non-recurring item, for the purposes of comparability.

Seadrill Limited

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and nine months ended September 30, 2015 and 2014
(In $ millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Operating revenues
Contract revenues	903	1,149	3,104	3,355
Reimbursable revenues	28	64	76	173
Other revenues*	54	80	196	208
Total operating revenues	985	1,293	3,376	3,736

(Loss)/gain on disposals*	(82)	—	30	440
Contingent consideration realized*	19	—	28	—

Operating expenses
Vessel and rig operating expenses*	374	521	1,242	1,450
Reimbursable expenses	29	53	70	154
Depreciation and amortization	192	174	582	513
Loss on Goodwill impairment	563	—	563	—
General and administrative expenses*	55	84	181	232
Total operating expenses	1,213	832	2,638	2,349

Operating (loss)/income	(291)	461	796	1,827

Financial items and other income and expense
Interest income*	15	2	49	45
Interest expense*	(105)	(114)	(317)	(356)
Loss on impairment of investments	(1,274)	—	(1,274)	—
Gain on deconsolidation of Seadrill Partners	—	—	—	2,339
Share in results from associated companies (net of tax)	(21)	(26)	126	48
Loss on derivative financial instruments*	(177)	(80)	(314)	(212)
Net gain/(loss) on debt extinguishment	8	(76)	8	(76)
Foreign exchange gain	4	52	32	59
Gain on realization of marketable securities	—	—	—	131
Gain on sale of tender rig business	—	—	22	—
Other financial items and other income and expense*	(25)	10	(20)	100
Total financial items and other income and expense	(1,575)	(232)	(1,688)	2,078

(Loss)/income before income taxes	(1,866)	229	(892)	3,905

Income tax (expense)/benefit	(34)	(39)	(137)	32
Net (loss)/income	(1,900)	190	(1,029)	3,937

Net (loss)/income attributable to the non-controlling interest	(71)	41	(6)	115
Net (loss)/income attributable to the parent	(1,829)	149	(1,023)	3,822

Basic (loss)/earnings per share (US dollar)	(3.70)	0.31	(2.07)	8.08
Diluted (loss)/earnings per share (US dollar)	(3.70)	0.31	(2.07)	7.98

* Includes transactions with related parties. Refer to Note 17.
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2015 and 2014
(In $ millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Net (loss)/income	(1,900)	190	(1,029)	3,937
Other comprehensive income/(loss), net of tax:
Change in unrealized loss on marketable securities, net	(178)	(79)	(298)	(272)
Other than temporary impairment of marketable securities, reclassification to statement of operations	741	—	741	—
Change in unrealized foreign exchange differences	—	(6)	(10)	(29)
Change in actuarial gain/(loss) relating to pension	3	(16)	24	(27)
Change in unrealized (loss)/gain on interest rate swaps in VIEs and subsidiaries	(2)	3	(2)	1
Share of other comprehensive income from associated companies	7	—	7	—
Other comprehensive income/(loss):	571	(98)	462	(327)

Total comprehensive (loss)/income for the period	(1,329)	92	(567)	3,610

Comprehensive (loss)/income attributable to the non-controlling interest	(68)	38	(1)	61
Comprehensive (loss)/income attributable to the parent	(1,261)	54	(566)	3,549

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS
as of September 30, 2015 and December 31, 2014
(In $ millions)
	September 30, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	1,181	831
Restricted cash	71	268
Marketable securities	247	426
Accounts receivables, net	729	1,017
Amount due from related party	512	402
Assets held for sale - current	—	134
Other current assets	368	231
Total current assets	3,108	3,309
Non-current assets
Investment in associated companies	2,488	2,898
Marketable securities	206	325
Newbuildings	1,659	2,030
Drilling units	15,036	15,145
Goodwill	—	604
Restricted cash	212	181
Deferred tax assets	80	30
Equipment	42	46
Amount due from related party non-current	497	313
Assets held for sale - non-current	—	1,105
Other non-current assets	356	311
Total non-current assets	20,576	22,988
Total assets	23,684	26,297
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,645	2,267
Trade accounts payable	116	84
Short-term amounts due to related party	70	189
Liabilities associated with assets held for sale - current	—	58
Other current liabilities	1,735	1,934
Total current liabilities	3,566	4,532
Non-current liabilities
Long-term debt	9,319	10,208
Long-term debt due to related parties	395	351
Deferred tax liabilities	130	67
Liabilities associated with assets held for sale - non-current	—	50
Other non-current liabilities	447	699
Total non-current liabilities	10,291	11,375
Equity
Common shares of par value $2.00 per share: 800,000,000 shares authorized 492,759,940 outstanding at September 30, 2015 (December 31, 2014, 492,759,938)	985	985
Additional paid in capital	3,273	3,258
Contributed surplus	1,956	1,956
Accumulated other comprehensive loss	9	(448)
Retained earnings	2,990	4,013
Total shareholders' equity	9,213	9,764
Non-controlling interest	614	626
Total equity	9,827	10,390
Total liabilities and equity	23,684	26,297

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2015 and 2014
(In $ millions)
	Nine Months Ended September 30,
	2015	2014
Cash Flows from Operating Activities
Net (loss)/income	(1,029)	3,937
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	582	513
Amortization of deferred loan charges	30	36
Amortization of unfavorable contracts	(95)	(90)
Gain on sale of tender rig business	(22)	—
Share of results from associated companies	(73)	(98)
Share-based compensation expense	5	8
Gain on disposals and deconsolidations	(30)	(2,779)
Contingent consideration realized	(28)
Loss on sale of investments	—	88
Unrealized loss related to derivative financial instruments	133	61
Loss on Goodwill impairment	563
Loss on impairment of investments	1,274	—
Dividends received from associated companies	196	477
Deferred income tax	17	(3)
Unrealized foreign exchange gain on long-term debt	(77)	(61)
Payments for long-term maintenance	(70)	(280)
Gain on realization of marketable securities	—	(138)
Net gain on debt extinguishment	(8)	10
Other, net	(7)	(52)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	257	1
Trade accounts payable	33	29
Prepaid expenses/accrued revenue	(26)	15
Deferred revenue	(60)	41
Related party receivables	118	277
Related party payables	(47)	(423)
Other assets	—	52
Other liabilities	(146)	(326)
Net cash provided by operating activities	1,490	1,295

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine months ended September 30, 2015 and 2014
(In $ millions)
	Nine Months Ended September 30,
	2015	2014
Cash Flows from Investing Activities
Additions to newbuildings	(583)	(2,371)
Additions to drilling units and equipment	(259)	(154)
Contingent consideration received	19	—
Sale of business, net of cash disposed	1,183	673
Cash in deconsolidated subsidiaries	—	(90)
Change in restricted cash	(59)	(75)
Investment in associated companies	(187)	7
Purchase of marketable securities	—	(150)
Loan granted to related parties	(380)	—
Payments received from loans granted to related parties	219	2,082
Proceeds from disposal of marketable securities	—	307
Net cash (used in)/provided by investing activities	(47)	229

Cash Flows from Financing Activities
Proceeds from debt and revolving line of credit	1,316	4,644
Repayments of debt and revolving line of credit	(2,387)	(3,984)
Debt fees paid	(16)	(63)
Proceeds from debt to related party	—	90
Repayments of debt to related party	—	(910)
Dividends paid to non-controlling interests	(7)	(58)
Contribution from non-controlling interests, net of issuance costs	—	114
Purchase of treasury shares	—	(18)
Employee stock options exercised	—	4
Dividends paid	—	(1,415)
Net cash used in financing activities	(1,094)	(1,596)

Cash reclassified as held for sale	—	(34)
Effect of exchange rate changes on cash	1	—

Net increase/(decrease) in cash and cash equivalents	350	(106)
Cash and cash equivalents at beginning of the period	831	744
Cash and cash equivalents at the end of period	1,181	638

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2015 and 2014
(In $ millions)

	Common shares	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	Total equity before NCI	NCI	Total equity
Balance at December 31, 2013	938	2,641	1,956	528	1,449	7,512	690	8,202
Sale and purchase of treasury shares, net	(1)	(22)	—	—	—	(23)	—	(23)
Share based compensation charge	—	8	—	—	—	8	—	8
Employee stock options issued	1	4	—	—	—	5	—	5
Conversion of convertible bond	47	568	—	—	—	615	—	615
Other comprehensive loss	—	—	—	(273)	—	(273)	(54)	(327)
Deconsolidation of Seadrill Partners	—	—	—	—	—	—	(115)	(115)
Dividend payments	—	—	—	—	(1,415)	(1,415)	(58)	(1,473)
Initial public offering of North Atlantic Drilling	—	63	—	—	—	63	52	115
Net income	—	—	—	—	3,822	3,822	115	3,937
Balance at September 30, 2014	985	3,262	1,956	255	3,856	10,314	630	10,944

Balance at December 31, 2014	985	3,258	1,956	(448)	4,013	9,764	626	10,390
Sale and purchase of treasury shares, net		10	—	—	—	10	—	10
Share-based compensation charge	—	5	—	—	—	5	—	5
Sale of NCI	—	—	—	—	—	—	(4)	(4)
Other comprehensive (loss)/income	—	—	—	457	—	457	5	462
Distributions to non-controlling interests	—	—	—	—	—	—	(7)	(7)
Net income	—	—	—	—	(1,023)	(1,023)	(6)	(1,029)
Balance at September 30, 2015	985	3,273	1,956	9	2,990	9,213	614	9,827

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As of September 30, 2015 we owned and operated 38 offshore drilling units and had 14 units under construction. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are stated in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2014. The year-end condensed balance sheet data that was derived from our audited 2014 financial statements does not include all disclosures required by US GAAP. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. The amounts are presented in United States dollar ("US dollar") rounded to the nearest million, unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2014 except as discussed below or unless otherwise included in these unaudited interim financial statements as separate disclosures.

Related party offsetting
Historically the Company presented balances due to/from Ship Finance on a gross basis. From June 30, 2015 the Company has elected to present this on a net basis, due to the fact that the right of offset is established in the long-term loan agreements, and the balances are intended to be settled on a net basis, providing a more appropriate description of the Company's related party net debt position.  Accordingly the Company has re-presented $45 million related to SFL Deepwater Ltd, $5 million related to SFL Hercules Ltd, and  $14 million related to SFL Linus, as at December 31, 2014 from Amounts due from related parties (Current assets) and offset against Long-term debt due to related parties (Non-current liabilities). Similarly, the Company has presented $4 million related to SFL Deepwater Ltd and $16 million related to SFL Hercules Ltd as at September 30, 2015 from Amounts due from related parties (Current assets) and offset against Long-term debt due to related parties (Non-current liabilities). Refer to Note 16 - Variable interest entities.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Recent Accounting Pronouncements

Recently Adopted Accounting Standards

The company has adopted Accounting Standards Update ("ASU") 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs as at June 30, 2015, which requires the debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. This ASU is effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company has chosen to early adopt this ASU in the second quarter of 2015. As a result, $42 million of debt issuance costs have been reclassified from Other current assets to a direct deduction from Current portion of long-term debt as at December 31, 2014 and $103 million of debt issuance costs have been reclassified from Other non-current assets to a direct deduction from Long-term debt as at the same date. Similarly, as at June 30, 2015, $37 million of debt issuance costs have been presented as a direct deduction from the current portion of long-term debt and $95 million of debt issuance costs have been presented as a direct deduction from long-term debt as at that date.

In April 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the criteria for reporting discontinued operations to include only disposals representing a strategic shift in operations. The ASU also requires expanded disclosures regarding the assets, liabilities, income, and expenses of discontinued operations. Seadrill adopted this guidance in the period, which was effective for the discontinued operations occurring after January 1, 2015. The adoption of this guidance did not have a material impact on Company's consolidated financial statements and related disclosures.

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures, which required two accounting changes. First, the amendments in this Update changed the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments required separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which would result in secured borrowing accounting for the repurchase agreement. The ASU also requires for certain transactions comprising (1) a transfer of a financial asset accounted for as a sale and (2) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. Seadrill adopted this guidance in the period.  However, the adoption of this guidance does not have a material impact on Company's consolidated financial statements and related disclosures.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  In April 2015 the FASB proposed to defer the effective date of the guidance by one year.  Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017,  and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which made targeted amendments to the current consolidation guidance that could affect all industries. The FASB issued this guidance to respond to stakeholders' concerns about the current accounting for consolidation of certain legal entities. Financial statement users asserted that in certain situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity's economic and operational results. Previously, the FASB issued an indefinite deferral for certain entities to partially address those concerns. However, the amendments in this guidance rescind that deferral and address those concerns by making changes to the consolidation guidance. The ASU will be effective for public entities in the first annual period, and for interim periods therein, beginning after December 15, 2015 and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which provides explicit guidance about a customer's accounting for fees paid in a cloud computing arrangement. This ASU will be effective for the first interim period beginning after December 15, 2015 and early adoption is permitted.  The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The guidance will be effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

Note 3 – Segment information

Operating segments

The Company provides offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following segments:

Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to jack-up rigs for operations in harsh and benign environments.

Other: Primarily consists of rig management services.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal management reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Total revenue
(In $ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Floaters	647	842	2,262	2,560
Jack-up rigs	306	408	1,011	1,058
Other	32	43	103	118
Total	985	1,293	3,376	3,736

Depreciation and amortization
(In $ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Floaters	140	128	423	376
Jack-up rigs	51	46	158	137
Other	1	—	1	—
Total	192	174	582	513

Operating income - Net Income
(In $ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Floaters	(410)	324	223	1,469
Jack-up rigs	114	133	562	348
Other	5	4	11	10
Operating income	(291)	461	796	1,827
Unallocated items:
Total financial items and other	(1,575)	(232)	(1,688)	2,078
Income taxes	(34)	(39)	(137)	32
Net Income	(1,900)	190	(1,029)	3,937

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Drilling Units and Newbuildings - Total Assets
(In $ millions)	As of September 30, 2015	As of December 31, 2014
Floaters	12,445	12,849
Jack-up rigs	4,250	4,326
Total Drilling Units and Newbuildings	16,695	17,175
Goodwill
Floaters	—	604

Unallocated items:
Assets held for sale	—	1,239
Investments in associated companies	2,488	2,898
Marketable securities	453	751
Cash and restricted cash	1,464	1,280
Other assets	2,584	2,350
Total Assets	23,684	26,297

Capital expenditures – fixed assets
(In $ millions)	Nine Months Ended September 30,
	2015	2014
Floaters	842	2,027
Jack-up rigs	79	778
Total	921	2,805

Note 4 - Gain / (Loss) on disposals
Period ended September 30, 2015
Cancellation of the West Mira
On September 14, 2015, the Company cancelled the construction contract for the West Mira with Hyundai Samho Heavy Industries Co Ltd. ("HSHI"), due to the Shipyard's inability to deliver the unit within the timeframe required under the contract. The carrying value of the newbuild at the date of cancellation was $315 million, which included $170 million of pre-delivery installments paid to the HSHI, with the remainder relating to purchased equipment, internally capitalized construction costs and capitalized interest. Under the contract terms, the Company has the right to recoup the $170 million in pre-delivery installments, plus accrued interest.
On October 12, 2015, HSHI launched arbitration proceedings under the contract.  HSHI have claimed that Seadrill's cancellation was a repudiatory breach and claim they were due various extensions of time.  The Company refutes this vigorously, and believes it has the contractual right to recover the $170 million in pre-delivery installments, plus accrued interest. The recovery is however now not expected until the conclusion of an arbitration process under English law, which is expected to take up to two years.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Based both on management's assessment of the facts and circumstances, and advice from external counsel, who have been engaged for the arbitration process, the Company believes the recovery of the installment, plus accrued interest, is probable, as defined by US GAAP.  As such, the Company has reclassified from "Newbuildings", a receivable of $170 million plus accrued interest of $29 million, which is presented in "Other non-current assets" on the balance sheet.  The Company will continue to assess the recoverability throughout the arbitration process.
The Company will redeploy equipment, totaling $48 million, within Seadrill's remaining fleet, and has not written off these amounts. The resulting net loss on disposal recognized was $78 million, which is included in "Loss on disposal" in the Statement of Operations.
(In $ millions)	As at September 14, 2015
West Mira book value	315
Less: equipment redeployed	(48)
Net book value disposed	267
Less: Yard Installments recoverable	(170)
Less: interest accrued on installment	(29)
Provisions for onerous commitments	10
Net Loss on disposal	78

Disposal of the West Polaris
On June 19, 2015, the Company sold the entities that owned and operated the West Polaris (the "Polaris business"), to Seadrill Operating LP ("Seadrill Operating"), a consolidated subsidiary of Seadrill Partners LLC and 42% owned by the Company. The entities continue to be related parties subsequent to the sale.
The purchase price consisted of an initial enterprise value of $540 million, less debt assumed of $336 million. The fair value of consideration recognized on disposal was $235 million, which comprised of $204 million of cash consideration , and a working capital adjustment of $31 million, which was received during Q3 2015.
Additional contingent consideration in the form of a seller's credit of $50 million is also potentially due from Seadrill Partners in 2021, which will carry interest at a rate of 6.5% per annum. The repayment of the seller's credit is contingent on the future re-contracted day rate.  During the 3 year period following the completion of the current customer contract, the final amount payable will be adjusted downwards to the extent the average re-contracted operating day rate (net of commissions), adjusted for utilization, over the period, is less than $450 thousand per day. If the rig is off contract during this period, the reduction is equal to $450 thousand per day.
In addition, the Company may be entitled to receive further contingent consideration from Seadrill Partners, consisting of (a) any day rates earned by Seadrill Partners in excess of $450 thousand per day, adjusted for daily utilization, tax and agency commission for the remainder of the ExxonMobil contract completing in March 2018 and (b) 50% of any day rate earned above $450 thousand per day, adjusted for daily utilization, tax and agency commission fee after the conclusion of the existing contract until 2025.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company's accounting policy is not to recognize contingent consideration before it is considered realizable and has therefore not recognized on disposal any amounts receivable relating to the elements of consideration which are contingent on future events.  From the disposal date of the West Polaris on June 19, 2015 to September 30, 2015, the Company has recognized  $17 million in contingent consideration, as it became realized, within "Contingent consideration realized" included within operating income.
The loss recognized at the time of disposal of the Polaris business was $75 million, after taking into account a goodwill allocation of $41 million. The loss has been presented in our consolidated statement of operations, under "(Loss)/gain on disposals" included within operating income.
(In $ millions)	As at June 19, 2015
Initial enterprise value	540
Less: Debt assumed	(336)
Initial purchase price	204

Plus: Working capital adjustment	31
Adjusted initial purchase price	235

Cash	204
Plus: Working capital receivable	31
Fair value of purchase consideration recognized on disposal	235

Less: net carrying value of assets and liabilities	(269)
Less: allocated goodwill to subsidiaries	(41)
Initial loss on disposal	(75)

Contingent consideration realized since disposal	17
Under the terms of various agreements between Seadrill and Seadrill Partners LLC, entered into in connection with the initial public offering of Seadrill Partners LLC, Seadrill will continue to provide management, technical and administrative services to the Polaris business.  See further discussion in Note 17  to the consolidated financial statements for details of these services and agreements.
The sale of the Polaris business does not qualify for reporting as a discontinued operation as the sale of the Polaris business is not considered to represent a strategic shift expected to have a major effect on the Company's operations and financial results.
SeaMex Limited
During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech Advisory Inc. ("Fintech"), for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs ("the jack-up drilling rigs") were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in the joint venture company, SeaMex Limited ("SeaMex"), which was previously 100% owned by the Company, and SeaMex simultaneously purchased the jack-up drilling rigs from Seadrill Limited.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling units (the "Disposal Group"), and accordingly the Company has deconsolidated these entities as of March 10, 2015, and has recognized its remaining 50% investment in the joint venture at fair value.  The fair value of the retained 50% equity interest in the SeaMex joint venture was determined by reference to the price paid by Fintech to obtain a 50% equity interest in the disposal group from Seadrill.  Seadrill accounts for its 50% investment in the joint venture under the Equity Method.
Total consideration in respect of the Disposal Group was $1,077 million from SeaMex to Seadrill.  This was comprised of net cash of $586 million, a Seller's credit receivable of $250 million, short term related party receivable balances of $90 million and direct settlement of Seadrill's debt facilities relating to the West Oberon amounting to $150 million.   Subsequently, $162 million of related party balance was received when the West Titania was refinanced.  The Seller's credit bears interest at a rate of LIBOR plus a margin of 6.50% and matures in December 2019.  See Note 17 to the consolidated financial statements for further details on the related party balances.
Seadrill utilized the cash consideration to repay outstanding debt facilities in respect of the West Courageous, West Defender, West Intrepid and West Titania. See further details in Note 12 to the consolidated financial statements.
The total recognized gain on disposal was $186 million, after taking into account a goodwill allocation of $49 million, which has been presented in our consolidated statement of operations, under "(Loss)/gain on disposals" included within operating income.
The Company has not presented this disposal group as a discontinued operation in the statement of operations as it does not represent a strategic shift that has (or will have) a major effect on the Company's operations and financial results.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In $ millions)	As at March 10, 2015
FAIR VALUE OF CONSIDERATION RECEIVED
Net cash consideration received	749
Seller's credit recognized	250
Direct repayment of debt by the JV on behalf of Seadrill	150
Consideration receivable in respect of West Titania	162
Other related party balances payable	(71)
Cash paid to acquire 50% interest in the JV	(163)
Fair value of consideration received	1,077

FAIR VALUE OF RETAINED 50% INVESTMENT IN SEAMEX LIMITED	163

CARRYING VALUE OF NET ASSETS
Current assets
Cash and cash equivalents	40
Deferred tax assets - short term	8
Other current assets	20
Total current assets	68

Non-current assets
Drilling units	969
Deferred tax asset - long term	4
Other non-current assets	86
Goodwill	49
Total non-current assets	1,108
Total assets	1,176

LIABILITIES
Current liabilities
Trade accounts payable	(1)
Other current liabilities	(61)
Total current liabilities	(62)

Non-current liabilities
Other non-current liabilities	(60)
Total non-current liabilities	(60)
Total liabilities	(122)
Carrying value of net assets	1,054

GAIN ON DISPOSAL	186

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In connection with the JV agreement, SeaMex entered into a management support agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides SeaMex with certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee of 8% of Seadrill's costs and expenses incurred in connection with providing these services. The agreement can be terminated by SeaMex by providing 120 days written notice.

Contingent consideration recognized

During the three and nine months ended September 30, 2015, the Company recognized contingent consideration receivable amounting to $19 million and $28 million respectively (three and nine months ended September 30, 2014: nil and nil, respectively). Contingent consideration recognized during the nine months ended September 30, 2015 comprised of $11 million relating to the disposal of the West Vela in November 2014 and $17 million relating to the disposal of West Polaris in June 2015. During the three months ended September 30, 2015, the amount recognized consisted of $4 million related to the disposal of West Vela and $15 million relating to the disposal of West Polaris.

Note 5 – Taxation

Income taxes consist of the following:
(In $ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Current tax benefit/(expense):
Bermuda	—	—	—	—
Foreign	(5)	(34)	(121)	29
Deferred tax benefit/(expense):
Bermuda	—	—	—	—
Foreign	(29)	(5)	(16)	3
Total tax (expense)/benefit	(34)	(39)	(137)	32
Effective tax rate	(1.8)%	17.0%	(15.4)%	(0.8)%

The effective tax rate for the three and nine months ended September 30, 2015 is higher compared to respective periods in 2014 primarily as a result of non-taxable gain on deconsolidation of Seadrill Partners in 2014, not repeated in 2015.

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have losses in others.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Income taxes for the three and nine months ended September 30, 2015 and 2014 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

(In $ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Income taxes at statutory rate	—	—	—	—
Effect of taxable income in various countries	(34)	(39)	(137)	32
Total	(34)	(39)	(137)	32

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax asset (liability) consists of the following:

Deferred Tax Assets:

(In $ millions)	September 30, 2015	December 31, 2014
Pension	9	19
Provisions	6	20
Net operating losses carried forward	305	291
Other	3	3
Gross deferred tax asset	323	333
Valuation allowance related to net operating losses carried forward	(236)	(280)
Net deferred tax asset	87	53

Deferred Tax Liability:
(In $ millions)	September 30, 2015	December 31, 2014
Property, plant and equipment	(114)	(60)
Foreign exchange	(16)	(7)
Gross deferred tax liability	(130)	(67)
Net deferred tax liability	(43)	(14)

Net deferred taxes are classified as follows:
(In $ millions)	September 30, 2015	December 31, 2014
Short-term deferred tax asset	7	23
Long-term deferred tax asset	80	30
Short-term deferred tax liability	—	—
Long-term deferred tax liability	(130)	(67)
Net deferred tax liability	(43)	(14)

Future taxable income justifies the inclusion of tax loss carry-forwards in the calculation of net deferred taxes.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In $ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net (loss)/income attributable to the parent	(1,829)	149	(1,023)	3,822
Less: Allocation to participating securities	4	—	2	(5)
Net (loss)/income available to shareholders	(1,825)	149	(1,021)	3,817
Effect of dilution	—	—	—	117
Diluted net (loss)/income available to shareholders	(1,825)	149	(1,021)	3,934

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In $ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Basic earnings per share:
Weighted average number of common shares outstanding	493	480	493	473
Diluted earnings per share:
Weighted average number of common shares outstanding	493	480	493	473
Effect of dilutive share options	—	—	—	1
Effect of dilutive convertible bonds	—	—	—	19
Weighted average number of common shares outstanding adjusted for the effects of dilution	493	480	493	493

Basic (loss)/earnings per share (US dollar)	(3.70)	0.31	(2.07)	8.08
Diluted (loss)/earnings per share (US dollar)	(3.70)	0.31	(2.07)	7.98

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized in "Other comprehensive income" ("OCI").

Marketable securities held by the Company are equity securities considered to be available-for-sale securities. The following tables summarize the carrying values of the marketable securities in the balance sheet:

	As at September 30, 2015
(In $ millions)	Original cost	Cumulative unrealized fair value gains/(losses)	Cumulative other than temporary impairments	Carrying value
SapuraKencana	373	—	(167)	206
Seadrill Partners - Common Units	821	—	(574)	247
Total	1,194	—	(741)	453

	As at December 31, 2014
(In $ millions)	Original cost	Cumulative unrealized fair value gains/(losses)	Cumulative other than temporary impairments	Carrying value
SapuraKencana	373	(48)	—	325
Seadrill Partners - Common Units	821	(395)	—	426
Total	1,194	(443)	—	751

Marketable securities and changes in their carrying value are as follows:

	Nine Months Ended September 30, 2015
(In $ millions)	Gross realized losses	Gross Unrealized gains	Gross Unrealized losses	Gross proceeds from sales	Recognition and purchases	Gain/(loss) reclassified into income
SapuraKencana	—	—	(119)	—	—	(167)
Seadrill Partners - Common Units	—	—	(179)	—	—	(574)
Total	—	—	(298)	—	—	(741)

	Nine Months Ended September 30, 2014
(In $ millions)	Gross realized losses	Gross Unrealized gains	Gross Unrealized losses	Gross proceeds from sales	Recognition and purchases	Gain/(loss) reclassified into income
Petromena	(7)	3	—	—	—	—
Sapura Kencana	—	—	(141)	(297)	—	131
Seadrill Partners - Common Units	—	—	—	—	821	—
Total	(7)	3	(141)	(297)	821	131

Seadrill Partners - Common Units

Our ownership interest in Seadrill Partners' common units is 28.6% of total outstanding units as of September 30, 2015.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Seadrill deconsolidated Seadrill Partners in January 2014, recognizing its investments in common units at market value of $30.60. Seadrill also purchased further units in 2014 at a similar price.  In October 2014, the share price began to fall below $30.60 and fell to $9.40 at September 30, 2015, as a result of deteriorating market conditions in the oil and gas industry and supply and demand conditions in the ultra-deepwater offshore drilling sector. During the period between June 30, 2015 and September 30, 2015, Seadrill Partners' unit price fell by approximately 20%, on both a spot price and trailing three month average basis.  Management determined that the investment in Seadrill Partners' common units was other than temporarily impaired due to the length and severity of the reduction in value below historic cost.  As a result the Company has impaired the investment, recognizing an impairment charge of $574 million within "Loss on impairment of investments". This impairment charge represents a reclassification of losses previously recognized within Other Comprehensive Income.

SapuraKencana

Our ownership interest in SapuraKencana's outstanding common shares is 8.18%.

During the period since September 30, 2014, to September 30, 2015, SapuraKencana's share price fell by approximately 45%  as a result of deteriorating market conditions in the oil and gas industry. Between June 30, 2015 and September 30, 2015, the value of the investment fell by approximately 20%, as a result of the declining share price and USD:MYR exchange rate.  Management determined that the investment in SapuraKencana was other than temporarily impaired due to the length and severity of the reduction in value below historic cost.  As a result the Company has impaired the investment, recognizing an impairment charge of $167 million within "Loss on impairment of investments".  This impairment charge represents a reclassification of losses previously recognized within Other Comprehensive Income.

Note 8 – Investment in associated companies

The Company has the following investments that are recorded using the equity method and cost method for the periods presented in these financial statements:

(In $ millions)	September 30, 2015	December 31, 2014
Archer	—	—
Seabras Sapura Participacoes	25	21
Seabras Sapura Holdco	128	117
Itaunas Drilling	3	3
Camburi Drilling	6	6
Sahy Drilling	4	4
Seadrill Partners - Total direct ownership interests	1,712	2,091
Seadrill Partners - Subordinated Units	283	412
Seadrill Partners - Seadrill member interest and IDRs*	138	244
SeaMex Ltd	189	—
Total	2,488	2,898

*The Seadrill Partners - Seadrill member interest and IDRs are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and not subsequently remeasured.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Seadrill Partners
Equity method investments
The Company holds investments, both in subordinated units of Seadrill Partners and direct ownership interests in controlled subsidiaries of Seadrill Partners, which are accounted for under the equity method.  The fair value of these investments is not readily determinable, as they are not publicly traded.  These investments were recognized at fair value on the deconsolidation of Seadrill Partners in January 2014, using valuations involving significant unobservable inputs, and categorized at level 3 on the fair value hierarchy.
Seadrill Partners' unit price has fallen from approximately $30 per unit in October 2014 to $9.40 at September 30, 2015  as a result of deteriorating market conditions in the oil and gas industry and supply and demand conditions in the ultra-deepwater offshore drilling sector in which Seadrill Partners operates. During the period between June 30, 2015 and September 30, 2015, the unit price of Seadrill Partners' common units, which are publicly traded, fell by approximately 20%, on both a spot price and trailing three month average basis.  Whilst the investments In Seadrill Partners held under the equity method are not publicly traded, the reduction in value of the publicly traded units is considered an indicator of impairment.  The Company has determined the length and severity of the reduction in value of the traded units to representative of an other than temporary impairment.
As such the Company has measured and recognized an other than temporary impairment of the subordinated units and direct ownership interests as at September 30, 2015.
The fair value of these investments was derived using an income approach which discounts future free cash flows ("DCF model").  The estimated future free cash flows associated with the investments are primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates.  The cash flows are estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 8.5%.  The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values.  The implied valuation of Seadrill Partners derived from the DCF model was cross-checked against the market price of Seadrill Partners' common units.  The Company evaluated the difference by reviewing the implied control premium as compared to other market transactions within the industry. The Company deems the implied control premium to be reasonable in the context of the data considered.
The carrying value of the subordinated units was found to exceed the fair value by $125 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $302 million.  The company has recognized this impairment of the investments within "Loss on impairment of Investments" in the Statement of Operations.
The assumptions used in the DCF model were derived from unobservable inputs (level 3) and are based on management's judgments and assumptions available at the time of performing the impairment test.
Cost method investments
The Company also holds the Seadrill member interest, which is a 0% non-economic interest, and which holds the rights to 100% of the Incentive Distribution Rights "IDRs" of Seadrill Partners.  The Seadrill Member Interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The fair value of the Company's interest in the Seadrill Member and the attached IDRs at deconsolidation in January, 2014, was determined using a Monte Carlo simulation method ("Monte Carlo model"). The method takes into account the cash distribution waterfall, historical volatility, estimated dividend yield and share price of the common units as of the deconsolidation date.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The reduction in value of the Seadrill Partners common units was determined to be an indicator of impairment of the Seadrill member interest. The fair value was determined using the Monte Carlo model, updated for applicable assumptions as at September 30, 2015.  The carrying value of the investment was found to exceed the fair value by $106 million.  The company has recognized this impairment within "Loss on impairment of Investments" in the Statement of Operations.
The assumptions used in the Monte Carlo model were derived from both observable and unobservable inputs (classified as level 3) and are based on management's judgments and assumptions available at the time of performing the impairment test.
The table below summarizes the total impairments made during the nine months ended September 30, 2015:
(In $ millions)	Nine months ended September 30, 2015
Impairments of Investment in associated companies
Seadrill Partners - Total direct ownership investments	302
Seadrill Partners - Subordinated units	125
Seadrill Partners - Seadrill member interest and IDRs	106
Total impairment of investments in associated companies	533

Impairments of Marketable securities (refer to Note 7)
Seadrill Partners - Common Units	574
SapuraKencana	167
Total impairment of marketable securities investments (reclassification from OCI)	741

Total impairment of investments	1,274

SeaMex Limited

During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech, for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in SeaMex, which was previously 100% owned by the Company, and the jack-up drilling rigs were acquired by SeaMex from Seadrill.

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling rigs, and accordingly the Company has deconsolidated these entities as of March 10, 2015, and has recognized its retained 50% investment in the joint venture at fair value. See Note 4 to the Financial Statements for further details.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Newbuildings
(In $ millions)	Nine months ended September 30, 2015	Year ended December 31, 2014
Opening balance	2,030	3,419
Additions	631	2,503
Transfers to drilling units	(725)	(3,892)
Re-classification to non-current assets*	(199)	—
Disposals*	(78)	—
Closing balance	1,659	2,030

*On September 14, 2015, the Company cancelled the construction contract for the West Mira with Hyundai Samho Heavy Industries Co Ltd. Please refer to Note 4 to the consolidated financial statements, included herein.

Note 10 – Drilling units

(In $ millions)	September 30, 2015	December 31, 2014
Cost	18,430	19,101
Accumulated depreciation	(3,394)	(2,991)
Re-classified as assets held for sale	—	(965)
Net book value	15,036	15,145

Depreciation expense on drilling units was $188 million and $571 million for the three and nine months ended September 30, 2015, respectively and $170 million and $506 million for the three and nine months ended September 30, 2014, respectively.

In June 2015, the West Polaris was disposed. For more details see Note 4 to the consolidated financial statements, included herein.

In March 2015, the West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs were disposed.  For more details see Note 4 to the consolidated financial statements, included herein.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Goodwill

The goodwill balance and changes in the carrying amount of goodwill are as follows:
(In $ millions)	Nine months ended September 30, 2015	Year ended December 31, 2014
Opening balance
Goodwill	836	1,200
Accumulated impairment losses	(232)	—
	604	1,200
Disposals and deconsolidations (see note 4)	(41)	(315)
Impairment of goodwill	(563)	(232)
Re-classified as assets held for sale	—	(49)

Closing balance
Goodwill	795	836
Accumulated impairment losses	(795)	(232)
	—	604

Period ended September 30, 2015
During the period between June 30, 2015 and September 30, 2015 the Company's share price fell by 43% from $10.34 to $5.90 (spot price), and by 34%, from $12.04 to $7.96 (average trailing three month basis), partly as a result of deteriorating market conditions in the oil and gas industry and supply and demand conditions in the ultra-deepwater offshore drilling sector.  As a result management determined that the Goodwill assigned to the Company's Floaters reporting unit was likely to be impaired, and performed a quantitative impairment test as at September 30, 2015.
The impairment test resulted in the Company recognizing an impairment loss of $563 million relating to the Floaters reporting unit which represented all of the Goodwill attributable to that reporting unit.  Following the impairment the Company no longer retains any Goodwill.  The impairment is a result of deteriorating market conditions and the Company's outlook on expected conditions through the current down-cycle.  The impairment charge was allocated between the parent and non-controlling interests based upon the non-controlling interests' share in each drilling unit within the Floater segment.  The overall charge to the reporting unit was first allocated to each drilling unit based upon the relative fair values of those drilling units.  The percentage non-controlling interest in each drilling unit was then applied to the allocated charge in order to determine the portion attributable to non-controlling interests. The total impairment allocated to the non-controlling interest was $95 million.
The estimated fair value of the reporting unit was derived using an income approach, using discounted future free cash flows.  The Company's estimated future free cash flows are primarily based on its expectations around day rates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates.  The cash flows are estimated over the remaining useful economic lives of the assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 10%.
The assumptions used in the Company's estimated cash flows were derived from unobservable inputs (level 3) and are based on management's judgments and assumptions available at the time of performing the impairment test.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Debt
(In $ millions)	September 30, 2015	December 31, 2014
Credit facilities:
$700 facility	—	420
$2,000 facility (North Atlantic Drilling)	1,242	1,367
$400 facility	50	280
$420 facility	—	351
$440 facility	241	258
$450 facility	—	416
$1,450 facility	403	433
$360 facility (Asia Offshore Drilling)	282	309
$300 facility	192	210
$1,750 facility (Sevan Drilling)	1,120	1,225
$150 facility	—	150
$450 facility	357	397
$1,500 facility	1,375	1,469
$1,350 facility	1,215	1,317
$950 facility	705	—
$450 facility (2015)	225	—
Total credit facilities	7,407	8,602

Ship Finance International Loans:
$375 facility	263	284
$390 facility	227	303
$475 facility	366	451
Total Ship Finance International Loans	856	1,038

Unsecured bonds:
Unsecured bonds	2,741	2,856
Total unsecured bonds	2,741	2,856

Other credit facilities with corresponding restricted cash deposits	86	124
Total debt principal	11,090	12,620
Less: current portion of debt principal	(1,682)	(2,309)
Long-term portion of debt principal	9,408	10,311

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As discussed in Note 2, the Company has adopted ASU 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs as at June 30, 2015. As a result, the consolidated balance sheet as at December 31, 2014 has been restated to reflect this change in accounting principle. Details of the debt issuance costs netted against the current and long-term debt for each of the period presented are shown below.
Outstanding debt as at September 30, 2015
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	1,682	(37)	1,645
Long-term debt	9,408	(89)	9,319
Total	11,090	(126)	10,964

Outstanding debt as at December 31, 2014
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	2,309	(42)	2,267
Long-term debt	10,311	(103)	10,208
Total	12,620	(145)	12,475

The outstanding debt as of September 30, 2015 is repayable as follows:
(In $ millions)	As at September 30,
Twelve months ended September 30, 2016	1,682
Twelve months ended September 30, 2017	2,805
Twelve months ended September 30, 2018	1,926
Twelve months ended September 30, 2019	3,328
Twelve months ended September 30, 2020	926
Twelve months ended September 30, 2021 and thereafter	423
Total debt principal	11,090

The Company routinely monitors the market for opportunities to strengthen its balance sheet and may from time take steps to do so, including making repurchases of its debt securities.

The significant developments relating to the Company's debt in the nine months ended September 30, 2015 are explained below.

Credit Facilities

$700 million senior secured term loan
In October 2010, the Company entered into a $700 million senior secured loan facility with a syndicate of banks to partly fund the acquisition of seven jack-up drilling rigs, which were pledged as security. The facility bore interest at LIBOR plus 2.50% per annum and is repayable over a term of five years. During the nine months ended September 30, 2015, the facility was repaid in full. The outstanding balance as at September 30, 2015 was nil (December 31, 2014: $420 million) as the facility is now closed.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

$400 million senior secured credit facility
In December 2011, the Company entered into a $400 million senior secured credit facility with a syndicate of banks. The jack-up rigs West Cressida, West Callisto, West Leda and West Triton have been pledged as security. The facility has a five year term and bears interest of LIBOR plus 2.50% per annum. During the nine months ended September 30, 2015 we repaid $200 million of the revolving credit tranche. The outstanding balance as at September 30, 2015 was $50 million (December 31, 2014: $280 million).
$450 million senior secured credit facility
In December 2012, we entered into a $450 million senior secured credit facility with a syndicate of banks, and was drawn down on January 3, 2013. The West Eclipse semi-submersible rig was pledged as security. The facility was scheduled to mature within one year and bore interest of LIBOR plus 3.00%. On December 20, 2013, we amended this facility for an additional one year, with an amended interest rate of LIBOR plus 2.00%. On December 19, 2014, we amended this facility with a new maturity date of February 3, 2015 on the same terms. In January 2015, this facility was repaid in full and replaced with a new $950 million facility. The outstanding balance as at September 30, 2015 was nil (December 31, 2014: $416 million).
$150 million senior secured credit facility
In October 2013, we entered into a $150 million secured credit facility with a bank. The West Oberon and the West Prospero were pledged as security.  The facility bore interest of LIBOR plus a margin of 0.75%, with a maturity date in June 2014. The loan was subsequently amended with a new maturity date of March 31, 2015 and revised margin of 1.0%. In March 2015, this facility was repaid in full as part of the SeaMex transaction -  for further details see Note 4 to the consolidated financial statements, included herein. The outstanding balance as at September 30, 2015 was nil (December 31, 2014: $150 million).
$950 million senior secured credit facility
In January 2015 the Company entered into a $950 million senior secured credit facility with a syndicate of banks and export credit agencies to fund the delivery of the West Carina and to refinance the Company's indebtedness related to the West Eclipse. The facility comprises of a $60 million term loan, a $250 million revolving facility and a $190 million ECA facility for the West Carina; and a $225 million term loan and a $225 million revolving facility for the West Eclipse. The term loans and revolving credit facilities bear interest at LIBOR plus 2.00% and the ECA facility has a CIRR fixed interest rate of 2.12%. The West Carina term loan and revolving credit facility have a five year maturity and a twelve year profile, with a balloon payment of $187 million in year five. The West Carina ECA facility has a twelve year maturity and a twelve year profile.  The West Eclipse term loan has a five year maturity and a five year profile. The West Eclipse revolving credit facility has a maturity of five years and is non-amortizing, with a balloon payment of $225 million in year five.  If the commercial facilities are not refinanced satisfactorily after five years then the ECA facility also becomes due. During the nine months ended September 30, 2015 we repaid $245 million of the facility. The total outstanding balance as at September 30, 2015 was $705 million (December 31, 2014: nil).
$420 million senior secured credit facility
In June 2015, the Company completed the sale of the entities that own and operate the West Polaris to Seadrill Partners.  One of the entities sold was the sole borrower under this facility. See Note 4 to the consolidated financial statements, included herein, for further details.  The total outstanding balance as at September 30, 2015 was nil (December 31, 2014: $351 million).  Seadrill Limited continues to act as a guarantor under the facility.
$450 million senior secured credit facility (2015)
In August 2015 the Company entered into a $450 million senior secured credit facility with a syndicate of banks and repaid the remaining balance of $21 million on the $700 million senior secured credit facility. The West Freedom, West Mischief, West Vigilant, West Resolute, West Prospero, and the West Ariel were pledged as security. The loan bears interest at a rate of LIBOR plus 2.85%. The loan has a five year maturity and an 8.5 year profile with a balloon payment at the end of year five. The total outstanding balance as at September 30, 2015 was $225 million (December 31, 2014: nil).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The facility also bears the same covenants and additional margin step up feature as those contained in the Company's senior secured credit facilities amended in 2015 which are mentioned further below under "Senior secured credit facilities".
$350 million bond
In October 2015, subsequent to the period end, the $350 million bond matured. The Company settled the liability on maturity and is currently finalizing the accounting for this transaction.
Unsecured bond repurchases
During the three months ended September 30, 2015, the Company repurchased $51.8 million (par value) of its $1,000 million senior unsecured bond facility, recognizing a gain on debt extinguishment of $7.6 million in the Company's consolidated statement of operations.
Senior secured credit facilities
In May 2015, the Company executed an amendment to the covenants contained in all of its senior secured credit facilities. Under the amended terms, the permitted leverage ratio has been amended to the following:
•	6.0:1, from and including the financial quarter starting on July 1, 2015 and including the financial quarter ending on September 30, 2016;
•	5.5:1, from and including the financial quarter starting on October 1, 2016 and including the financial quarter ending December 31, 2016;
•	4.5:1, from and including the financial quarter starting on January 1, 2017 until the final maturity date.
In connection with the amendment, effective from July 1, 2015, an additional margin may be payable on the senior secured credit facilities as follows:
•	.125 percent per annum if the leverage ratio is 4.50:1 up to and including 4.99:1;
•	.25 percent per annum if the leverage ratio is 5.00:1 up to and including 5.49:1;
•	.75 percent per annum if the leverage ratio is 5.50:1 up to and including 6.00:1
Covenants contained in our debt facilities
The full list of the Company's covenants is disclosed in the annual report on 20-F for the year ended December 31, 2014.
During the nine months ended September 30, 2015 the following changes were made to the Company's covenants, other than that already described above:
Covenants contained in North Atlantic Drilling Limited ("NADL")
In February 2015, NADL received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK1.5 billion Norwegian Bond maturing in 2018. Under the terms of the agreement, Seadrill will provide a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. Additionally, NADL received approval to amend its $2 billion credit facility and $475 million term loan and revolving credit facility. Under the terms of the agreements, Seadrill will provide a guarantee for the credit facility in exchange for amendments to the covenant package, principally replacing the existing financial covenants with financial covenants within Seadrill's secured credit facilities. This amendment to the covenants was applicable to the period ended December 31, 2014. As such there are no longer separate financial covenants contained within NADL's credit facilities or bond agreements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Common shares

	September 30, 2015		December 31, 2014
All shares are common shares of $2.00 par value each	Shares	$ million	Shares	$ million
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	493,078,680	986	493,078,678	986
Treasury shares held by Company	(318,740)	(1)	(318,740)	(1)
Outstanding common shares in issue	492,759,940	985	492,759,938	985

Note 14 – Accumulated other comprehensive income

Accumulated other comprehensive income as of September 30, 2015 and December 31, 2014 was as follows:
(In $ millions)	September 30, 2015	December 31, 2014

Unrealized loss on marketable securities	—	(443)
Unrealized gain on foreign exchange	41	51
Actuarial loss relating to pension	(40)	(57)
Share in unrealized gains from associated companies	8	1
Accumulated other comprehensive income	9	(448)

With the exception of actuarial loss relating to pension, income taxes associated with each component of other comprehensive income is nil.  The income tax benefit on actuarial loss relating to pension is $12 million as of September 30, 2015 and $22 million as of December 31, 2014.

Note 15 – Risk management and financial instruments

The majority of gross earnings from the Company's drilling units are receivable in US dollars and the majority of the Company's other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on primarily NOK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally used to repay revolving credit facilities, which yield higher returns than are available on fixed or overnight deposits with banks. Amounts available on revolving credit facilities can be drawn down with short term notice, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Interest rate swap agreements not qualified as hedge accounting

At September 30, 2015 the Company had interest rate swap agreements with an outstanding principal of $6,754 million (December 31, 2014: $7,918 million). The agreements have maturity dates between January 2018 and January 2027, swapping the floating element of interest on our facilities for fixed rates ranging between 0.74% and 3.83%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Loss on derivative financial instruments". The total fair value of the interest rate swaps outstanding at September 30, 2015 amounted to a gross liability of $220 million and a net liability of $220 million due to master netting agreements with our counterparties (December 31, 2014: a gross liability of  $191 million and net liability of $134 million). The fair value of the interest rate swaps are classified as either "Other current liabilities" or "Other current assets" in the balance sheet.

Cross currency interest rate swaps not qualified as hedge accounting

At September 30, 2015 the Company had outstanding cross currency interest rate swaps with a principal amount of $807 million (December 31, 2014: $807 million) with maturity dates between March 2018 and March 2019, swapping the floating element of interest on our facilities for fixed rates ranging from 4.94% to 6.18%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Loss on derivative financial instruments". The total fair value of cross currency interest swaps outstanding at September 30, 2015 amounted to a gross and net liability of $286 million (December 31, 2014: gross and net liability of $201 million). The fair value of the cross currency interest swaps are classified as other current liabilities in the balance sheet.

Interest rate hedge accounting

A Ship Finance subsidiary consolidated by the Company as a Variable Interest Entity ("VIE") (refer to Note 16) has entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus.  These interest rate swaps qualify for hedge accounting and any changes in its fair value are included in "Other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as of September 30, 2015.

Variable interest entity	Outstanding principal as at	Receive rate	Pay rates	Length of contracts
	September 30, 2015
	(In $ millions)
SFL Linus Limited (West Linus)	206	1 - 3 month LIBOR	1.77 - 2.01%	Dec 2013 - Dec 2018

The total fair value of interest swaps under hedge accounting at September 30, 2015 amounted to a liability of $4 million (December 31, 2014: liability of $3 million), classified as other non-current liabilities in the balance sheet. In the nine months ended September 30, 2015, the VIE Ship Finance subsidiary recorded fair value losses of $2 million (year ended September 30, 2014: $1 million fair value losses) on interest rate swaps. These losses were recorded by the VIE in "Other comprehensive income" but due to their ownership by Ship Finance the losses are allocated to "Non-controlling interests" in our consolidated statement of changes in equity. Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore the Company, recognized no gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three and nine months ended September 30, 2015 (three and nine months ended September 30, 2014: no fair value gain or loss).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Foreign exchange risk management
The Company and the majority of its subsidiaries use the US dollar as their functional currency because the majority of their revenues and expenses are denominated in US dollars.  The Company's reporting currency is also US dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.
Foreign currency forwards not qualified as hedge accounting
The Company uses foreign currency forward contracts and other derivatives to manage exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under current receivables if the contracts have a net positive fair value, and under other current liabilities if the contracts have a net negative fair value. At September 30, 2015, the Company had forward contracts to sell approximately $16 million in November 2015 at exchange rate of NOK 8.23 per US dollar. The total fair value of NOK currency forward contracts as at September 30, 2015 amounted to a liability of $2 million (December 31, 2014: liability of $24 million); these contracts are classified as other current liabilities in the balance sheet.
Other derivative agreements
Total Return Swap Agreements
As at September 30, 2015 the Company had Total Return Swap ("TRS") agreements for 4,000,000 Seadrill Limited shares at an average strike price of NOK 62.8. The fair value of the TRS agreements at September 30, 2015 was a liability of $6 million (December 31, 2014: liability of $5 million). The fair values of the TRS agreements are classified as other current liabilities in the balance sheet as at September 30, 2015 and 2014. During the three months ended September 30, 2015, the Company settled TRS agreements for 4,000,000 Seadrill Limited shares at a strike price of NOK 62.4 including interest, for a total payment of $17 million.
Sevan share repurchase agreements
The Company has entered into agreements in which the Company sold its shares in Sevan Drilling ASA to commercial banks and then entered into a share purchase agreement to repurchase the same amount of shares at a later date which is generally within three months from the date of entering into the sale agreement. As at December 31, 2014 the Company had agreements for 216,065,464 Sevan Drilling ASA shares at a strike price of NOK 4.1701 and 81,828,500 Sevan Drilling ASA shares at a strike price of NOK 4.1966. On February 6, 2015, these forward agreements were settled and new forward agreements were entered into. The cash settlement was NOK 134 million. On May 6, 2015, the Company rolled forward the agreement and entered into a forward agreement for 216,065,464 Sevan shares expiring August 10, 2015 with a strike price of NOK 0.6247, and a second forward agreement for 81,828,500 Drilling ASA shares expiring August 6, 2015 with a strike price of NOK 0.6243.
As part of the Sevan Drilling group's internal restructuring program effective from June 30, 2015 the parent company of the Sevan Drilling group was migrated from Sevan Drilling ASA, a Norwegian registered entity, to Sevan Drilling Limited, a Bermudan registered entity. As part of the restructuring, shareholders in the Norwegian Oslo Børs listed entity were distributed shares in the Bermudan entity on a 20:1 basis. The Norwegian entity was then delisted from the Oslo Børs stock exchange, and the Bermudan entity was listed in its place, maintaining the ticker "SEVDR". Accordingly the outstanding share repurchase agreements mentioned above were settled for consideration paid of $4 million, and the Company completed the repurchase of the 297,893,964 shares in Sevan Drilling ASA at a value equal to the nominal value of the shares. Simultaneously new agreements were taken out to repurchase 14,894,699 shares in Sevan Drilling Limited with the same banks.  As of September 30, 2015 the Company had agreements for 10,803,274 Sevan Drilling Limited shares to be repurchased on November 6, 2015 at a strike price of NOK8.9482 and 4,091,425 Sevan Drilling Limited shares to be repurchased on November 6, 2015 at a strike price of NOK8.5539. As a result of these transactions, the Company maintained a controlling interest in the Sevan Drilling group, and as a result the Sevan Drilling group remains consolidated in the Company's consolidated financial statements. These share repurchase agreements have been accounted for as secured borrowings and therefore the Company has recognized the liabilities associated with these repurchases in other current liabilities in the amount of $16 million as of September 30, 2015 (December 31, 2014: $167 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On November 6, 2015, the Company settled the forward agreement for 10,803,274 shares in Sevan Drilling Limited at a strike price of NOK 8.9482 and settled the forward agreement for 4,091,425 shares for a strike price of NOK 8.5539. The total amount paid on settlement was $16 million.
SapuraKencana financing agreements
In September 2013, the Company entered into two derivative contract arrangements with a bank to finance a portion of its equity investment in SapuraKencana in which the Company received $250 million upfront as prepayment for one of the agreements.  The agreements had a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.9% per annum.
On July 8, 2015, the Company amended the financing arrangement relating to its equity investment in SapuraKencana and extended the agreement to July 2018. The total financing was reduced by $90 million to $160 million, and the corresponding restricted cash held as collateral of $93 million was settled against the liability. In addition the interest rate increased to LIBOR plus 2.6%. As at September 30, 2015, the Company had associated restricted cash of $160 million due to a significant fall in the share price of SapuraKencana. The $160 million is held as an other non-current liability in the balance sheet.
As part of these agreements, a number of shares in SapuraKencana were pledged as security, the value of which as of September 30, 2015 amounted to $206 million (December 31, 2014: $325 million), and was presented as a long term marketable security on the balance sheet. The unrealized gains and losses resulting from measuring the fair value of these contracts at September 30, 2015 are a gross asset of $145 million, and a gross liability of $145 million (December 31, 2014: gross asset of $103 million and gross liability of $103 million) which have been offset in the balance sheet and income statement as these agreements meet the criteria for offsetting. The $160 million received as a prepayment to Seadrill is included in other long-term liabilities.
The total realized and unrealized gains and losses recognized in the consolidated statement of operations relating to above derivative arrangements for the three and nine months ended September 30, 2015 and 2014 are as follows:

(In $ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
(Losses)/gains recognized in statement of operations relating to derivative financial instruments	2015	2014	2015	2014
Interest rate swap agreements not qualified as hedge accounting	(107)	24	(187)	(85)
Cross currency interest rate swaps not qualified as hedge accounting	(49)	(18)	(96)	(45)
Foreign currency forwards not qualified as hedge accounting	(5)	(40)	(10)	(38)
Total Return Swap Agreements	(15)	(45)	(18)	(26)
Other	(1)	(1)	(3)	(18)
Loss on derivative financial instruments	(177)	(80)	(314)	(212)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at September 30, 2015 and December 31, 2014 were as follows:
	September 30, 2015		December 31, 2014
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	1,181	1,181	831	831
Restricted cash	283	283	449	449
Related party loans receivable - short term	274	274	69	69
Related party loans receivable - long term	441	441	311	311
Liabilities
Current portion of floating rate debt	1,306	1,306	1,928	1,928
Long-term portion of floating rate debt	6,958	6,958	7,713	7,713
Current portion of fixed rate CIRR loans	34	34	39	39
Long term portion of fixed rate CIRR loans	52	52	84	84
Fixed interest bonds - short term	342	342	323	342
Fixed interest bonds - long term	1,351	1,839	1,545	1,892
Floating interest bonds - long term	381	559	483	622
Related party fixed rate debt - long term	395	395	415	415

The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the related party loans receivable from Seadrill Partners, Archer and SeaMex are estimated to be equal to the carrying value. This debt is not freely tradable and cannot be recalled by the Company at prices other than specified in the loan note agreements. The loans were entered into at market rates. They are categorized as level 2 on the fair value measurement hierarchy. Refer to Note 17 for further information.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly, usually every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on September 30, 2015 and December 31, 2014. We have categorized this at level 1 on the fair value measurement hierarchy.

The floating interest bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on September 30, 2015 and December 31, 2014. We have categorized this at level 1 on the fair value measurement hierarchy.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the loans provided by Ship Finance to the Company's VIE's are estimated to be equal to the carrying value as the loans were entered into at market rates.  The debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 17 for further information.

Financial instruments that are measured at fair value on a recurring basis:
		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In $ millions)	September 30, 2015	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	453	453	—	—
Total assets	453	453	—	—

Liabilities:
Interest rate swap contracts – short term payable	220	—	220	—
Interest rate swap contracts – long term payable	4	—	4	—
Cross currency swap contracts – short term payable	286	—	286	—
Foreign exchange forwards – short term payable	(2)	—	(2)	—
Other derivative instruments – short term payable	6	—	6	—
Total liabilities	514	—	514	—

		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In $ millions)	December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	751	751	—	—
Interest rate swap contracts – short term receivable	5	—	5	—
Total assets	756	751	5	—

Liabilities:
Interest rate swap contracts – short term payable	139	—	139	—
Interest rate swap contracts – long term payable	3	—	3	—
Cross currency swap contracts – short term payable	201	—	201	—
Foreign exchange forwards – short term payable	27	—	27	—
Other derivative instruments – short term payable	5	—	5	—
Total liabilities	375	—	375	—

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR, NIBOR and STIBOR interest rates as of September 30, 2015.

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

Credit risk

The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to the Company.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Variable Interest Entities
As of September 30, 2015, the Company leased two semi-submersible rigs, and a jack-up rig from VIEs under finance leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance Ltd and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period.
The following table gives a summary of the sale and leaseback arrangements, as of September 30, 2015:
Unit	Effective from	Sale value (In $ millions)	First repurchase option (In $ millions)	Month of first repurchase option	Last repurchase option (In $ millions)	Month of last repurchase Option *
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus*	June 2013	600	370	June 2018	170	June 2028

*Ship Finance has a right to require the Company to purchase the West Linus rig on the 15th anniversary for the price of $100 million if the Company doesn't exercise the final repurchase option.

The Company has determined that the Ship Finance subsidiaries, which own the units, are VIEs, and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated financial statements. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At September 30, 2015 and at December 31, 2014 the units are reported under drilling units in the Company's balance sheet.

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the bareboat charter rates per day for each unit is given below.

	(In $ thousands)
Unit	2015	2016	2017	2018	2019
West Taurus	186	165	158	158	144
West Hercules	180	179	170	166	143
West Linus	222	222	222	222	173

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The assets and liabilities in the accounts of the VIEs as at September 30, 2015 and as at December 31, 2014 are as follows:

	September 30, 2015			December 31, 2014
(In $ millions)	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Taurus	West Hercules	West Linus	West Taurus	West Hercules	West Linus
Investment in finance lease	401	403	542	429	426	574
Amount due from related parties	4	5	14	—	—	—
Other assets	3	2	—	13	10	—
Total assets	408	410	556	442	436	574

Short-term interest bearing debt	23	28	51	32	28	51
Long-term interest bearing debt	204	235	315	271	256	400
Other liabilities	2	1	5	6	6	3
Short-term debt due to related parties	—	—	40	—	—	—
Long-term debt due to related parties	141	129	125	100	135	111
Total liabilities	370	393	536	409	425	565
Equity	38	17	20	33	11	9

Book value of units in the Company's consolidated accounts	440	579	565	450	603	581

Historically the Company presented balances due to/from Ship Finance on a gross basis. From June 30, 2015 the Company has elected to represent this on a net basis, due to the fact that the right of offset is established in the long-term loan agreements, and the balances are intended to be settled on a net basis, providing a more appropriate description of the Company's related party net debt position. Accordingly the Company has represented $45 million related to SFL Deepwater Ltd, $5 million related to SFL Hercules Ltd, and $14 million related to SFL Linus Ltd as at December 31, 2014, from Amounts due from related parties (Current assets) and offset against Long-term debt due to related parties (Non-current liabilities). Similarly, the Company has presented $4 million related to SFL Deepwater Ltd and $16 million related to SFL Hercules Ltd as at September 30, 2015 from Amounts due from related parties (Current assets) and offset against Long-term debt due to related parties (Non-current liabilities).
Note 17 – Related party transactions
Seadrill Partners
The following is a summary of the related party agreements with Seadrill Partners:
Management agreements - Income recognized under the management, administrative and technical service agreements for the three and nine months ended September 30, 2015 were $18 million and $43 million, respectively (three and nine months ended September 30, 2014: income of $13 million and $45 million, respectively).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Other revenues and expenses - Other revenues and expenses include operating revenues and costs earned and incurred for certain drilling units on behalf of subsidiaries of Seadrill Partners, insurance premiums and bareboat charter arrangements.  Other revenues and expenses earned and incurred for the three months ended September 30, 2015 were $10 million and $1 million, respectively (2014: $13 million and $2 million, respectively). Other revenues and expenses earned and incurred for the nine months ended September 30, 2015 were $29 million and $9 million, respectively (2014: $31 million and $17 million, respectively).

During the nine months ended September 30, 2015, a subsidiary of the Company entered into an agreement with Seadrill Partners to store spare parts of Seadrill Partners' West Sirius rig while it is stacked. The Company is responsible at its own cost for the moving and storing of the spare parts during the stacking period. The Company may use the spare parts of the West Sirius during the stacking period, but must replace them as required by Seadrill Partners at its own cost.

Rig financing agreements - Total amounts owed under the rig financing agreements as of September 30, 2015, relating to the T-15 and T-16, totaled $149 million (December 31, 2014: $159 million).

Extension of West Vencedor loan agreement to Seadrill Partners - The West Vencedor Loan Agreement between the Company and Seadrill Partners was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. As at September 30, 2015 the total net book value of the West Vencedor pledged as security by Seadrill Partners was $179 million. The outstanding balance under the West Vencedor Loan Agreement due to the Company was $62 million as of September 30, 2015 (December 31, 2014: $78 million).

$110 million Vendor financing loan - In May, 2013, Seadrill Partners borrowed from the Company $110 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at a rate of LIBOR plus a margin of 5.0% and matures in May 2016. The outstanding balance as at September 30, 2015 was $110 million (2014: $110 million).

Interest income, including commitment fees, for the three and nine months ended September 30, 2015 for these arrangements was $4 million and $12 million, respectively (three and nine months ended September 30, 2014: $4 million and $36 million, respectively).

Guarantees / Joint and several liability - Under the terms of the secured credit facility agreements for the T-15 and T-16, certain subsidiaries of the Company and Seadrill Partners are jointly and severally liable for their own debt and obligations under the relevant facility and the debt and obligations of other borrowers who are also party to such agreements. These obligations are continuing and extend to amounts payable by any borrower under the relevant agreement. The Company has provided an indemnification to Seadrill Partners for any payments or obligations related to these facilities for any losses incurred which do not relate to the T-15 and T-16.

Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and Seadrill Partners are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility.  Seadrill has provided an indemnity to Seadrill Partners for any payments or obligations related to this facility that are not related to the West Vela.

In June 2015, the Company completed the sale of the entities that own and operate the West Polaris to Seadrill Partners.  One of the entities sold was the sole borrower under $420 million senior secured credit facility. See Note 4 for further details. Seadrill Limited continues to act as a guarantor under the facility.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Derivative interest rate swap agreements - the Company recharges interest rate swap agreements to Seadrill Partners on a back to back basis. The total net charged to Seadrill Partners for the three and nine months ended September 30, 2015 was a gain of $8 million and a gain of $15 million, respectively (three and nine months ended September 30, 2014: a loss of $1 million and a gain of $39 million, respectively).

Receivables and Payables – Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured, bear interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

Receivables/(payables) with Seadrill Partners and its subsidiaries as of September 30, 2015 and December 31, 2014 consisted of the following:

(In $ millions)	September 30, 2015	December 31, 2014
Rig financing and loan agreements	211	237
$109.5 million Vendor financing loan	110	110
Deferred consideration receivable	83	74
Other receivables	198	264
Other payables	(28)	(77)

Other Related parties

The Company transacts business with the following related parties, being companies in which our principal shareholder Hemen Holding Ltd ("Hemen") has a significant interest:

•	Ship Finance International Limited ("Ship Finance")

•	Metrogas Holdings Inc. ("Metrogas")

•	Archer Limited ("Archer")

•	Frontline Management (Bermuda) Limited ("Frontline")

Ship Finance transactions
We have entered into a number of sale and leaseback contracts for several drilling units with Ship Finance, a company in which our principal shareholders, Hemen and companies associated with Hemen have a significant interest. The shares of Hemen are held by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in our financial statements. Refer to Note 16 Variable Interest Entities. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

During the three and nine month periods ended September 30, 2015 and 2014, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
West Polaris *	—	14	—	41
West Hercules	14	20	41	59
West Taurus	13	28	45	82
West Linus	20	21	60	37
Total	47	83	146	219
* The West Polaris was repurchased from Ship Finance on December 30, 2014.

These lease costs are eliminated on consolidation.

The VIEs had net loans due to Ship Finance amounting to $395 million as at September 30, 2015 (December 31, 2014: $351 million). The related party loans are disclosed as "Long-term debt due to related parties" on the balance sheet. The loans bear interest at a fixed rate of 4.5% per annum. The total interest expense incurred for the three and nine months ended September 30, 2015 was $5 million and $14 million, respectively (three and nine months ended September 30, 2014: $8.4 million and $18.2 million, respectively).

Archer transactions

On March 7, 2013, the Company provided a guarantee to Archer on its payment obligations on a certain financing arrangements. The maximum liability to the Company is limited to $100 million.  The guarantee fee is 1.25% per annum. On July 31, 2013, the Company provided Archer with an additional guarantee of $100 million, which was provided as part of Archer's divestiture of a division, to support Archer's existing bank facilities. During 2014, the guarantees above were increased to a total of $250 million. The guarantee fee is 1.25% per annum.

As disclosed within their Q2 earnings release, which is publicly available, Archer expect to breach the financial covenants relating to these financing arrangements before the end of 2015.  Archer is currently evaluating options to remedy these potential breaches.  The Company does not deem it probable that it will be required to honor the guarantee and as such no loss contingency has been recognized within the financial statements.

On December 31, 2013, we provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of €48.4 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

On July 14, 2014, we provided Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of a maximum of $20 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

These guarantee fees are included in other financial items in our consolidated statement of operations. The guarantee fees charged were nil and $2 million for the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014: $1 million and $3 million, respectively).

Archer provides certain technical vessel and rig services for the Company, and charged the Company fees of nil and $2 million for the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014: $2 million and $3 million, respectively).  These amounts are included in vessel and rig operating expenses.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On March 6, 2015, the Company purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer, a related party. The aggregate consideration paid for the loan by the Company to Metrogas was $51 million which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan. The loan bears interest at 7.5% per annum and has a commitment fee of 1% on any undrawn amount. As of the date of the purchase by the Company there was no undrawn amount. Interest and any commitment fee is due upon maturity of the loan on June 30, 2018. Interest income for the three and nine months ended September 30, 2015 for this loans was $1 million and $2 million, respectively (three and nine months ended September 30, 2014: nil)
In the three and nine months ended September 30, 2015, the Company's $50 million subordinated loan to Archer was written down by $37 million due to the Company's share of net losses of Archer reducing the investment balance. The Company's accounting policy, once it's investment in the common stock of an investee has reached nil, is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. The Company's share and equity method losses or gains is determined based on the change in the Company's claim on net assets of the investee. Archer's net losses and other comprehensive income were therefore applied to the Company's loan to Archer at its invested ownership of 39.89%.

Frontline transactions

Frontline provides certain management support and administrative services for the Company, and charged the Company fees of $1 million and $3 million for the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014: $1 million and $3 million, respectively).  These amounts are included in general and administrative expenses.

Other related parties

SeaMex Limited disclosures

As of March 10, 2015, the date of deconsolidation, SeaMex Limited (see Note 4) is considered to be a related party and not a controlled subsidiary of the Company. The following is a summary of the related party agreements with SeaMex:

Management and administrative service agreements
In connection with the JV agreement, SeaMex, entered into a management support agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides SeaMex certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee of 8%. The agreement can be terminated by providing 60 days written notice.  Income recognized under the management and administrative agreements for the three and nine months ended September 30, 2015 was $2 million and $4 million, respectively (three and nine months ended September 30, 2014: nil).

It is also agreed that Seadrill Jack Up Operations De Mexico, which is a 100% owned subsidiary of SeaMex and provides support services to the rigs acquired by the JV, will continue to provide management services to Seadrill in respect of managing the rigs West Pegasus and West Freedom and charge a fee of 5% plus costs incurred in connection with managing the rigs on its behalf.

Seadrill Jack Up Operations De Mexico has charged the Company fees, under the above agreements of $2 million and $3 million for the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014: nil).  These amounts are included in general and administrative expenses.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

$250 million Seller's credit - In March 2015, SeaMex borrowed from the Company $250 million as Seller's credit. The loan is divided into two facilities, (a) a term loan facility for an amount up to $230 million and (b) a revolving loan facility of up to $20m. Both facilities bear interest at a rate of LIBOR plus a margin of 6.50% and mature in December 2019. Interest on the loan is payable quarterly in arrears. The outstanding balance as at March 31, 2015 was $250 million.

$162 million consideration receivable - SeaMex agreed to pay to the Company an amount of $162 million being consideration receivable in respect of disposal which was payable at the time of allocation of rig contract in relation to West Titania to the Joint Venture. This amount has been paid in full during July 2015.

Interest income for the three and nine months ended September 30, 2015 for these loans was $4 million and $12 million, respectively (three and nine months ended September 30, 2014: nil)

Receivables and Payables – Receivables and payables with SeaMex joint venture are comprised of management fees, advisory and administrative services, and other items including accrued interest.  Receivables and payables are generally settled quarterly in arrears. Trading balances with SeaMex Joint Venture are unsecured, bear a monthly interest rate equal to 1.5%, compounded monthly and are intended to be settled in the ordinary course of business.

During the nine months ended September 30, 2015 Seadrill has provided additional $76 million of short term funding to SeaMex, of which, SeaMex has repaid a total of $31 million during the same period.

Receivables/(payables) with SeaMex Joint Venture as of September 30, 2015 consisted of the following:
(In $ millions)	September 30, 2015
Seller's credit	250
Short term funding	45
Other receivables	30

During the nine months ended September 30, 2015 both the JV partners have each made an additional $19 million of equity investment in SeaMex while retaining their 50% share in the JV.
Seabras Sapura transactions
Seabras Sapura Participacoes SA and Seabras Sapura Holdco Ltd, together referred to as Seabras Sapura, are joint ventures each owned 50% by the Company.
The Company has provided yard guarantees in relation to the Seabras Sapura Participacoes pipe-laying vessel of €47 million, which have been provided on a 50:50 basis with TL Offshore. The guarantee continues to be in place until the yard obligations have been fulfilled, which is expected to be in 2015.
The Company has provided yard guarantees in relation to Seabras Sapura Holdco pipe-laying vessels totaling $250 million (December 31, 2014: $325 million), which have been provided on a 50:50 basis with TL Offshore. The guarantees continue to be in place until the yard obligations have been fulfilled, which is expected to be during 2016 for the final three vessels.
In May 2014, the Company provided a loan to Seabras Sapura of $11 million. The loan has an interest of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016. The outstanding balance as at September 30, 2015 was $11 million (December 31, 2014: $11 million).
In May 2014, the Company provided a loan to Seabras Sapura of €3 million. The loan has an interest of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016. The outstanding balance as at September 30, 2015 was $4 million (December 31, 2014: $5 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In January 2015, the Company provided a loan to Seabras Sapura of $18 million. The outstanding balance as at September 30, 2015 was $17.5 million (2014: nil). The loan has an interest of 3.4% and is repayable by February 16, 2016.
In April 2015 the Company provided a loan to Seabras Sapura of $14 million.  The outstanding balance as at September 30, 2015 was $14 million (2014: nil). The loan has an interest of 3.99% and is repayable on demand.

In April 2015 the relevant subsidiaries under the joint venture entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels.  As a condition to the lenders making the loan available to each of the borrowers, the Company has guaranteed, on a 50:50 basis with SapuraKencana, the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions.
The total net interest income of the above loans relating to Seabras Sapura for three and nine months ended September 30, 2015 was $0.6 million and $1.1 million respectively (three and nine months ended September 30, 2014: $0.2 million and $0.2 million respectively).
Note 18 – Commitments and contingencies

Purchase Commitments

At September 30, 2015, we had fourteen contractual commitments under newbuilding contracts. The contracts are for the construction of two semi-submersible rigs, four drillships and, eight jack-up rigs. The units are scheduled to be delivered in 2015, 2016 and 2017. As of September 30, 2015 we have paid $1,166 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $4,482 million. These amounts include contract variation orders, spares, accrued interest expense, construction supervision and operation preparation.

The maturity schedule for the remaining payments is as follows:

(In $ millions)	As of September 30, 2015
2015	701
2016	2,495
2017	1,286
Total	4,482

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of September 30, 2015.

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in US Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends.  In January 2015, a second purported shareholder class action lawsuit,  Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds.  In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds.  On March 24, 2015, the court consolidated these complaints into a single action.  On June 23, 2015 the court appointed co-lead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended by complaint by July 23, 2015.

The amended complaint was filed on July 23, 2015 alleging, among other things, that Seadrill, North Atlantic Drilling Limited and certain of their executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction. The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015, which is scheduled to be fully briefed by 4 December, 2015.

Although we intend to vigorously defend this action, we cannot predict the outcome of this case, nor can we estimate the amount of any possible loss.  Accordingly, no loss contingency has been recognized within the financial statements.

On October 12, 2015, Hyundai Samho Heavy Industries Co Ltd. ("HSHI") launched arbitration proceedings with regard to Seadrill's cancellation of the West Mira construction contract.  For further discussion please refer to "Note 4 - Gain / (Loss) on disposals".

Other matters

Sevan Drilling is a controlled subsidiary of the Company. On June 29, 2015, Sevan Drilling disclosed that it had initiated an internal investigation into activities with an agent under certain drilling contracts with Petrobras in Brazil, which were entered prior to the separation from the Sevan Marine Group. On October 16, 2015, Sevan further disclosed that Sevan Drilling ASA had been accused by the Norwegian authority for investigation and prosecution of economic and environmental crime ("ØKOKRIM") of breaches of Sections 276 a and 276 b of the Norwegian Criminal Code in respect of payments made in connection with the performance during 2012 to 2015 of drilling contracts originally awarded by Petrobras to Sevan Marine ASA in the period between 2005-2008. For further details please refer to the Sevan Drilling Interim Financial Report Third Quarter 2015 which is publicly available. We cannot predict the scope or ultimate outcome of the ØKOKRIM investigation.  We also cannot predict whether any other governmental authority will seek to investigate this matter, or if a proceeding were opened, the scope or ultimate outcome of any such investigation and as a result no loss contingency has been recognized in Seadrill's consolidated financial statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:
	Nine months ended
(In $ millions)	September 30, 2015	September 30, 2014
Non-cash investing activities
Disposal of subsidiaries - existing bank loan repaid (1)	150	—
Disposal of West Auriga - consideration received as a loan note (2)	—	100
Non-cash financing activities
Repayment of bank loan through disposal of subsidiaries (1)	(150)	—
Repayment relating to share forward contracts and other derivatives (3)	(136)	—
Conversion of convertible bond into shares, decrease in long term debt (4)	—	584
Conversion of convertible bond into shares, net increase in equity (4)	—	615
Repayment relating to SapuraKencana financing agreements (5)	(93)	—

(1)	Existing debt of the Company was directly settled as consideration for the disposal of certain drilling rigs to the SeaMex joint venture - see Note 4 to the consolidated financial statements included herein, for more details.
(2)	Disposal of the West Auriga in Q1 2014 - loan note receivable from Seadrill Partners was settled as part of term loan B refinancing proceeds.
(3)	During the period, Company settled Sevan share repurchase agreements using cash balances already classified as restricted.
(4)	In July 2014, the Company launched a voluntary incentive payment offer to convert any and all of the $650 million principal amount of 3.375% convertible bonds. Holders converted at the contractual conversion price of $27.69 per share and received an incentive payment of $12,102.95 per $100,000 principal amount of bond held. As a result of the transaction, the number of common shares outstanding in the Company increased by 23.8 million shares, with an increase to equity of $893 million. $278 million of the total consideration transferred on conversion was allocated to the reacquisition of the embedded conversion option and recognized as a reduction of stockholders' equity.
(5)	During the period, the Company settled SapuraKencana financing agreements using cash balances already classified as restricted.
Note 20 – Subsequent Events
Sevan Developer deferral agreement
On October 30, 2015, the Company announced that Sevan Drilling and Cosco have agreed to exercise the first six-month option to extend the Sevan Developer deferral agreement to 15 April 2016. Further, it has been agreed that Cosco will refund $26 million, or 5% of the contract price, plus associated interest to Sevan Drilling by 1 December 2015. The final delivery installment has been amended to $447 million, representing 85% of the $526 million contract price and can be amended further upon the expiration of the option period.
Other terms and conditions under the deferral agreement dated 15 October 2014, including termination rights, remain unchanged.
$350 million bond settlement

In October 2015, subsequent to the period end, the Company settled the $350 million bond on maturity.

Arbitration proceedings

On October 12, 2015, Hyundai Samho Heavy Industries Co Ltd. ("HSHI") launched arbitration proceedings with regard to Seadrill's cancellation of the West Mira construction contract.  For further discussion please refer to "Note 4 - Gain / (Loss) on disposals".